SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 1, 2019

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces uniform weighted discount rate for Series F debentures

PARTNER COMMUNICATIONS ANNOUNCES UNIFORM
WEIGHTED DISCOUNT RATE FOR SERIES F DEBENTURES

ROSH HA'AYIN, Israel, December 1, 2019 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today that further to the Company's report dated December 27, 2017 and January 9, 2018 with respect to the agreement that the Company entered into for a deferred private placement of NIS 226,750,000 per value additional Series F debentures in Israel on December 1, 2019 (the "Additional Debentures" and the "Additional Issuance", respectively) and following to the Company's report dated December 4, 2018  with respect to uniform weighted discount rate for the (Series F) debentures, the discount rate created following the deferred private placement for the Series F debentures dated December 4, 2018, and in accordance with the approval from the Israel Tax Authority of a "green track" arrangement that the Company received, on December 1, 2019 the Additional Debentures were allocated as part of the Additional Issuance. The price at which the Additional Debentures were allocated is 101.3 agorot for each NIS 1 par value Series F Debentures.

Therefore, the uniform weighted discount rate according to a formula that weights the discount rate for the existing Series F debentures, with the discount rate as determined in the Additional Issuance of the additional debentures is 0.08522.

The offering described in this press release was made only in Israel and only to residents of Israel in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”). The said debentures have not been, and will not be, registered under the Securities Act and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

For additional details regarding the Company's existing debentures, see the Company's Annual Report on Form 20-F for the year ended December 31, 2018 – "Item 5B. Liquidity and Capital Resources" and the Company's press release and immediate report (on Form 6-K) dated December  27, 2017 on: https://mayafiles.tase.co.il/rpdf/1138001-1139000/P1138926-00.pdf or https://www.sec.gov/Archives/edgar/data/1096691/000117891317003476/zk1720938.htm, on January 9, 2018 on: https://mayafiles.tase.co.il/rpdf/1141001-1142000/P1141912-00.pdf  or https://www.sec.gov/Archives/edgar/data/1096691/000117891318000089/zk1820986.htm, on December 4, 2018 on: https://mayafiles.tase.co.il/rpdf/1200001-1201000/P1200144-00.pdf or https://www.sec.gov/Archives/edgar/data/1096691/000117891318003078/zk1822343.htm.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/
Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: December 1, 2019